UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Changes to Executive Team

On March 25, 2024, Bitfarms Ltd. (the “Company”) announced that L. Geoffrey Morphy, the Company’s President, Chief Executive Officer and a member of the Company’s board of directors (the “Board”), will be departing the Company upon completion of an executive search and will lead the Company during the interim period. The Board has formed a CEO search committee comprised of independent directors to work with an identified executive search firm.

The information set forth in this “Changes to Executive Team” section is hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-272989).

Press Release

On March 25, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +) a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Material Change Report dated March 25, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Jeffrey Lucas
	Name:	Jeffrey Lucas
	Title:	Chief Financial Officer

Date: March 25, 2024

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